Exhibit 99.1

FOR IMMEDIATE RELEASE	TSX: WPM
May 8, 2019	NYSE: WPM

WHEATON PRECIOUS METALS ANNOUNCES FIRST QUARTER RESULTS FOR 2019 AND DECLARES SECOND QUARTERLY DIVIDEND OF 2019

Vancouver, British Columbia – Wheaton Precious Metals™ Corp. (“Wheaton” or the “Company”) is pleased to announce its results for the first quarter ended March 31, 2019. All figures are presented in United States dollars unless otherwise noted.

In the first quarter of 2019, Wheaton generated almost $120 million in operating cash flow, driven by record gold sales volumes.

Operational Overview

	Q1 2019	Q1 2018		Change
Ounces produced
Gold	93,585		76,691	22.0%
Silver	5,614		7,414	(24.3)%
Palladium	4,729		-	n.a.
Ounces sold
Gold	115,020		69,973	64.4%
Silver	4,294		6,343	(32.3)%
Palladium	5,189		-	n.a.
Sales price per ounce
Gold	$1,308		$1,330	(1.7)%
Silver	$15.64		$16.73	(6.5)%
Palladium	$1,443	$	n.a.	n.a.
Cash costs per ounce [1]
Gold [1]	$417		$399	4.5%
Silver [1]	$4.64		$4.49	3.3%
Palladium [1]	$254	$	n.a.	n.a.
Cash operating margin per ounce [1]
Gold [1]	$891		$931	(4.3)%
Silver [1]	$11.00		$12.24	(10.1)%
Palladium [1]	$1,189	$	n.a.	n.a.
Revenue	$225,049		$199,252	12.9%
Net earnings (loss)	$57,349		$68,123	(15.8)%
Per share	$0.13		$0.15	(13.3)%
Adjusted net earnings [1]	$56,540		$69,563	(18.7)%
Per share [1]	$0.13		$0.16	(19.0)%
Operating cash flows	$118,194		$125,340	(5.7)%
Per share [1]	$0.27		$0.28	(3.6)%
Dividends declared [1]	$40,074		$39,851	0.6%
Per share	$0.09		$0.09	0.0%

All amounts in thousands except gold and palladium ounces produced and sold, per ounce amounts and per share amounts.

Highlights

•

The increase in attributable gold production was primarily due to the commencement of the San Dimas gold stream effective May 10, 2018, and the Stillwater precious metals stream effective July 1, 2018, as well as higher production at Sudbury.

•

The decrease in attributable silver production was primarily due to the termination of the San Dimas silver stream effective May 10, 2018, and all deliveries from the Lagunas Norte, Veladero and Pierina mines ceasing effective March 31, 2018, in accordance with the Pascua-Lama precious metals purchase agreement (“Pascua-Lama PMPA”).

•	The increase in gold sales was due to the higher production levels coupled with positive changes in the balance of payable gold produced but not yet delivered to Wheaton.

•	The decrease in silver sales volume was due to the lower production levels coupled with negative changes in the balance of payable silver produced but not yet delivered to Wheaton.

•

Declared quarterly dividend of $0.09 per common share in accordance with Wheaton’s setting of a minimum quarterly dividend of $0.09 per common share for the duration of 2019, subject to the discretion of the Board of Directors.

•

Hudbay Minerals Inc. (“Hudbay”) announced its receipt of the approved Mine Plan of Operations (“MPO”) for the Rosemont project from the U.S. Forest Service on March 19, 2019. Hudbay subsequently indicated that it plans to move ahead with an early works program and financing activities in parallel in 2019 with the intent of achieving first production by the end of 2022.

“Wheaton’s core assets delivered strong results in the first quarter of 2019 with gold sales exceeding 115,000 ounces—the most gold we have ever sold in a single quarter,” said Randy Smallwood, President and Chief Executive Officer of Wheaton Precious Metals. “In addition, we also saw one of our key growth projects move forward with Hudbay announcing the conclusion of the permitting process at Rosemont and their intent to begin early development work later this year. Hudbay indicated first production could commence as early as 2022, and we look forward to Rosemont contributing to our future growth profile.”

Financial Review

Revenues

Revenue was $225 million in the first quarter of 2019, on sales volume of 115,000 ounces of gold, 4.3 million ounces of silver and 5,200 ounces of palladium. This represents a 13% increase from the $199 million of revenue generated in the first quarter of 2018 due primarily to (i) a 64% increase in the number of gold ounces sold; and (ii) the introduction of palladium sales effective Q3 2018, partially offset by (iii) a 32% decrease in the number of silver ounces sold, (iv) a 7% decrease in the average realized silver price ($15.64 in Q1 2019 compared with $16.73 in Q1 2018); and (v) a 2% decrease in the average realized gold price ($1,308 in Q1 2019 compared with $1,330 in Q1 2018).

Costs and Expenses

Average cash costs¹ in the first quarter of 2019 were $417 per gold ounce sold, $4.64 per silver ounce sold and $254 per palladium ounce sold, as compared with $399 per gold ounce and $4.49 per silver ounce during the comparable period of 2018. This resulted in a cash operating margin¹ of $891 per gold ounce sold, $11.00 per silver ounce sold and $1,189 per palladium ounce sold, a reduction of 4% and 10% for gold and silver, respectively, as compared with Q1 2018. The decrease in the cash operating margin was primarily due to a 2% decrease in the average realized gold price and a 7% decrease in the average realized silver price in Q1 2019 compared with Q1 2018.

Earnings and Operating Cash Flows

Adjusted net earnings¹ and cash flow from operations in the first quarter of 2019 were $57 million ($0.13 per share) and $118 million ($0.27 per share¹), compared with adjusted net earnings¹ of $70 million ($0.16 per share) and cash flow from operations of $125 million ($0.28 per share¹) for the same period in 2018, a decrease of 19% and 6%, respectively.

Balance Sheet

At March 31, 2019, the Company had approximately $126 million of cash on hand and $1.2 billion outstanding under the Company’s $2 billion revolving term loan (the “Revolving Facility”). The average effective interest rate for the first quarter of 2019 was 4.28%.

First Quarter Asset Highlights

During the first quarter of 2019 attributable production was 93,600 ounces of gold, 5.6 million ounces of silver and 4,700 ounces of palladium, representing an increase of 22% and a decrease of 24% for gold and silver, respectively, as compared with the first quarter of 2018.

Operational highlights for the quarter ended March 31, 2019, are as follows:

Salobo

In the first quarter of 2019, Salobo produced 60,800 ounces of attributable gold, in line with the first quarter of 2018 as lower throughput and grades were offset by higher recoveries. Sales of 84,160 ounces of gold in the first quarter of 2019 were higher than production as a result of a significant draw down of produced but not yet delivered ounces.

Peñasquito

In the first quarter of 2019, Peñasquito produced 1.6 million ounces of attributable silver, an increase of approximately 10% relative to the first quarter of 2018 primarily due to higher grades partially offset by lower throughput and recovery as higher than expected ore hardness impacted mill performance in the quarter. Following the start of commercial production on December 31, 2018, the Pyrite Leach Project was operated successfully through the quarter.

In April 2019, Newmont Mining Corporation and Goldcorp Inc. merged to form Newmont Goldcorp Corporation (“Newmont Goldcorp”). Newmont Goldcorp has highlighted their expected future improvements are focused on increasing mill throughput and improving plant reliability at Peñasquito.

Subsequent to the quarter, on April 29, 2019, Newmont Goldcorp announced that it intended to temporarily suspend operations at the Peñasquito mine pending resolution of an illegal blockade.

Antamina

In the first quarter of 2019, Antamina produced 1.2 million ounces of attributable silver, a decrease of approximately 10% relative to the first quarter of 2018 as expected due to mine sequencing in the open pit and lower mill throughput as a result of the timing of maintenance.

San Dimas

In the first quarter of 2019, San Dimas produced 10,300 ounces of attributable gold. According to First Majestic Silver Corp.’s (“First Majestic”) first quarter of 2019 production report, the San Dimas mill processed a total of 163,264 tonnes with average silver and gold grades of 287 g/t and 4.18 g/t, respectively. According to First Majestic, silver and gold grades improved 10% and 8%, respectively, compared to the prior quarter due to higher grades in the Victoria and Jessica areas along with improvements in mine dilution controls.

Sudbury

In the first quarter of 2019, Vale’s Sudbury mines produced 10,000 ounces of attributable gold, an increase of approximately 186% relative to the first quarter of 2018 primarily due to higher throughput. As a reminder, production in the first quarter of 2018 was impacted due to the Coleman mine being shutdown down for unscheduled maintenance from November 2017 to April 2018.

Constancia

In the first quarter of 2019, Constancia produced 0.6 million ounces of attributable silver and 4,800 ounces of attributable gold, a decrease of approximately 2% for silver production and an increase of approximately 46% for gold production relative to the first quarter of 2018. As per Wheaton’s precious metals purchase agreement with Hudbay relating to Constancia (the “Constancia PMPA”), should Hudbay fail to achieve a minimum level of throughput at the Pampacancha satellite deposit during 2018, 2019 and 2020, Wheaton will be entitled to an increased portion of gold from Hudbay. As per Hudbay’s MD&A for the first quarter of 2019, mining of the Pampacancha deposit is not expected to begin until 2020. Assuming ore production does not begin until 2020, the Company will be entitled to receive an additional 8,020 ounces of gold in 2019 and 2020 relative to the Constancia PMPA, with the deliveries to be made in quarterly installments, of which 2,005 ounces were received during the first quarter of 2019 and reported as production.

Stillwater

In the first quarter of 2019, the Stillwater mines produced 3,100 ounces of attributable gold and 4,700 ounces of attributable palladium. While production was slightly lower than expected due to several factors, Sibanye-Stillwater has indicated that additional resources have been deployed with the focus on recovering the lower production over the remainder of the year.

Other Gold

In the first quarter of 2019, total Other Gold attributable production was 4,400 ounces, a decrease of approximately 47% relative to the first quarter of 2018. The decrease was due primarily to lower production at the Minto mine which was placed on care and maintenance in the fourth quarter of 2018 and lower production from the 777 mine.

Other Silver

In the first quarter of 2019, total Other Silver attributable production was 2.3 million ounces, a decrease of approximately 8% relative to the first quarter of 2018. The decrease was driven primarily by the cessation of attributable production from the Lagunas Norte, Veladero and Pierina mines as these streaming interests expired on March 31, 2018, in accordance with the PMPA with Barrick Gold Corp. (“Barrick”), partially offset by the start-up of attributable production at the Aljustrel mine in the second quarter of 2018.

Development Update - Rosemont

In March 2019, Hudbay announced the conclusion of the permitting process for Rosemont with its receipt of the Section 404 Water Permit from the U.S. Army Corps of Engineers and the MPO from the U.S. Forest Service. On March 28, 2019, Hudbay indicated that it plans to move ahead with an early works program and financing activities in parallel in 2019 and expects to seek from its board approval to commence the construction of Rosemont by the end of the year, which should enable first production by the end of 2022. The early works program includes construction of a water pipeline and power transmission line to site, advancing critical path engineering and geotechnical work, archaeological site work, and spending on permit-related mitigation activities. Hudbay further reports that it intends to evaluate a variety of financing options, including the addition of a new, committed joint venture partner for the development of Rosemont.

As a reminder, Wheaton has a precious metals purchase agreement with Hudbay on Rosemont, which in consideration for total upfront payments of $230 million, entitles the Company to 100% of payable silver and gold produced from Rosemont at a cash price of $450 per ounce of gold and $3.90 per ounce of silver, subject to an annual adjustment for inflation.

Produced But Not Yet Delivered 2

As at March 31, 2019, payable ounces attributable to the Company produced but not yet delivered amounted to 51,500 payable gold ounces, 3.5 million payable silver ounces and 4,800 payable palladium ounces, representing a decrease of 25,600 payable gold ounces, an increase of 0.4 million payable silver ounces and a decrease of 500 payable palladium ounces during the three month period ended March 31, 2019. Payable gold ounces produced but not yet delivered decreased primarily as a result of a decrease related to the Salobo gold interest partially offset by an increase related to the Sudbury gold interest. Payable silver ounces produced but not yet delivered increased slightly primarily as a result of increases related to the Yauliyacu and Peñasquito silver interests partially offset by a decrease related to the Constancia silver interest. Payable ounces produced but not yet delivered to the Wheaton group of companies are expected to average approximately two months of annualized production for silver and two to three months for both gold and palladium but may vary from quarter to quarter due to a number of mining operation factors including mine ramp-up and timing of shipments.

Detailed mine-by-mine production and sales figures can be found in the Appendix to this press release and in Wheaton’s consolidated MD&A in the ‘Results of Operations and Operational Review’ section.

Dividend

Second Quarterly Dividend

The second quarterly cash dividend for 2019 of US$0.09 will be paid to holders of record of Wheaton Precious Metals common shares as of the close of business on May 24, 2019 and will be distributed on or about June 6, 2019.

Under the Company’s dividend policy, the quarterly dividend per common share is targeted to equal approximately 30% of the average cash generated by operating activities in the previous four quarters divided by the Company’s then outstanding common shares, all rounded to the nearest cent. To minimize volatility in quarterly dividends, the Company has set a minimum quarterly dividend of $0.09 per common share for the duration of 2019.

The declaration, timing, amount and payment of future dividends remain at the discretion of the Board of Directors. This dividend qualifies as an ‘eligible dividend’ for Canadian income tax purposes.

Dividend Reinvestment Plan

The Company has previously implemented a Dividend Reinvestment Plan (“DRIP”). Participation in the DRIP is optional. For the purposes of this second quarterly dividend, the Company has elected to issue common shares under the DRIP through treasury at a 3% discount to the Average Market Price, as defined in the DRIP. However, the Company may, from time to time, in its discretion, change or eliminate the discount applicable to Treasury Acquisitions, as defined in the DRIP, or direct that such common shares be purchased in Market Acquisitions, as defined in the DRIP, at the prevailing market price, any of which would be publicly announced.

The DRIP and enrollment forms, including direct deposit, are available for download on the Company’s website at www.wheatonpm.com, accessible by quick links directly from the home page, and can also be found in the ‘investors’ section, under the ‘dividends’ tab.

Registered shareholders may also enroll in the DRIP online through the plan agent’s self-service web portal at: https://www.canstockta.com/en/InvestorServices/Investor_Information/Issuer_List/IssuerDetail.jsp?companyCode=1501.

Beneficial shareholders should contact their financial intermediary to arrange enrollment. All shareholders considering enrollment in the DRIP should carefully review the terms of the DRIP and consult with their advisors as to the implications of enrollment in the DRIP.

This press release is not an offer to sell or a solicitation of an offer of securities. A registration statement relating to the DRIP has been filed with the U.S. Securities and Exchange Commission and may be obtained under the Company’s profile on the U.S. Securities and Exchange Commission’s website at http://www.sec.gov. A written copy of the prospectus included in the registration statement may be obtained by contacting the Corporate Secretary of the Company at 1021 West Hastings Street, Suite 3500, Vancouver, British Columbia, Canada V6E 0C3.

Outlook

Wheaton’s forecast production for 2019 and for the average annual production over the next five years remain unchanged. In 2019, Wheaton’s production is forecast to be approximately 365,000 ounces of gold, 24.5 million ounces of silver and 22,000 ounces of palladium, resulting in gold equivalent production3 of approximately 690,000 ounces. For the five-year period ending in 2023, the Company estimates that average annual gold equivalent production3 will amount to 750,000 ounces. As a reminder, Wheaton does not currently include any production from Hudbay’s Rosemont project nor the announced expansion at Salobo in its estimated average five-year production guidance4.

From a liquidity perspective, the $126 million of cash and cash equivalents as at March 31, 2019, combined with the liquidity provided by the available credit under the $2 billion Revolving Facility and ongoing operating cash flows positions the Company well to fund all outstanding commitments and known contingencies as well as providing flexibility to acquire additional accretive precious metal stream interests.

Webcast and Conference Call Details

A conference call and webcast will be held Thursday, May 9, 2019, starting at 11:00 am (Eastern Time) to discuss these results. To participate in the live call, please use one of the following methods:

Dial toll free from Canada or the US:	888-231-8191
Dial from outside Canada or the US:	647-427-7450
Pass code:	7896205
Live audio webcast:	www.wheatonpm.com

Participants should dial in five to ten minutes before the call.

The conference call will be recorded and available until May 16, 2019 at 11:59 pm (Eastern Time). The webcast will be available for one year. You can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:	855-859-2056
Dial from outside Canada or the US:	416-849-0833
Pass code:	7896205
Archived audio webcast:	www.wheatonpm.com

This earnings release should be read in conjunction with Wheaton Precious Metals’ MD&A and Financial Statements, which are available on the Company’s website at www.wheatonpm.com and have been posted on SEDAR at www.sedar.com.

Mr. Wes Carson, P. Eng., Vice President, Mining Operations is a “qualified person” as such term is defined under National Instrument 43-101, and has reviewed and approved the technical information disclosed in this news release.

Wheaton Precious Metals believes that there are no significant differences between its corporate governance practices and those required to be followed by United States domestic issuers under the NYSE listing standards. This confirmation is located on the Wheaton Precious Metals website at http://www.wheatonpm.com/Company/corporate-governance/default.aspx.

End Notes

1 Please refer to non-IFRS measures at the end of this press release. Dividends declared in the referenced calendar quarter, relative to the financial results of the prior quarter.

2 Payable gold, silver and palladium ounces produced but not yet delivered are based on management estimates and may be updated in future periods as additional information is received.

3 Gold equivalent production forecasts for 2019 and the five-year average are based on the following commodity price assumptions: $1,300 / ounce gold, $16 / ounce silver, $1,350 / ounce palladium, and $21 / pound of cobalt.

4 In preparing the long-term production forecast, Wheaton has considered the impact of Vale’s announced approval of the Salobo III copper project, a brownfield expansion, which if completed as proposed, would increase processing throughput capacity from 24 Mtpa to 36 Mtpa once fully ramped up (the “Salobo Expansion”). However, readers are cautioned that Vale has not finalized its mine plan and as such, Wheaton has not included any production growth as a result of the Salobo Expansion.

Condensed Interim Condensed Interim Consolidated Statements of Earnings

		Three Months Ended March 31
(US dollars and shares in thousands, except per share amounts - unaudited)		2019	2018

Sales	$	225,049	$199,252

Cost of sales
Cost of sales, excluding depletion	$	69,214	$56,414
Depletion		68,381	57,265

Total cost of sales	$	137,595	$113,679

Gross margin	$	87,454	$85,573
General and administrative [1]		16,535	9,757

Earnings from operations	$	70,919	$75,816
Other (income) expense		(266)	1,071

Earnings before finance costs and income taxes	$	71,185	$74,745
Finance costs		13,946	7,107

Earnings before income taxes	$	57,239	$67,638
Income tax recovery		110	485

Net earnings	$	57,349	$68,123
Basic earnings per share	$	0.13	$0.15
Diluted earnings per share	$	0.13	$0.15

Weighted average number of shares outstanding
Basic		444,389	442,728
Diluted		445,121	443,181
1) Equity settled stock based compensation (a non-cash item) included in general and administrative expenses.	$	1,357	$1,249

Condensed Interim Condensed Interim Consolidated Balance Sheets

		As at March 31	As at December 31
(US dollars in thousands - unaudited)		2019	2018

Assets
Current assets
Cash and cash equivalents	$	125,781	$75,767
Accounts receivable		1,998	2,396
Other		1,478	1,541

Total current assets	$	129,257	$79,704

Non-current assets
Mineral stream interests	$	6,088,454	$6,156,839
Early deposit mineral stream interests		30,241	30,241
Mineral royalty interest		9,107	9,107
Long-term equity investments		185,400	164,753
Investment in associates		2,500	2,562
Convertible note receivable		13,770	12,899
Property, plant and equipment		7,925	3,626
Other		12,046	10,315

Total non-current assets	$	6,349,443	$6,390,342

Total assets	$	6,478,700	$6,470,046

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$	14,120	$19,883
Dividends payable		40,074	-
Current taxes payable		-	3,361
Current portion of performance share units		7,519	5,578
Current portion of lease liabilities		627	-
Other		18	19

Total current liabilities	$	62,358	$28,841

Non-current liabilities
Bank debt	$	1,183,500	$1,264,000
Lease liabilities		3,945	-
Deferred income taxes		119	111
Performance share units		2,830	5,178

Total non-current liabilities	$	1,190,394	$1,269,289

Total liabilities	$	1,252,752	$1,298,130

Shareholders’ equity
Issued capital	$	3,537,833	$3,516,437
Reserves		23,254	7,893
Retained earnings		1,664,861	1,647,586

Total shareholders’ equity	$	5,225,948	$5,171,916

Total liabilities and shareholders’ equity	$	6,478,700	$6,470,046

Condensed Interim Consolidated Statements of Cash Flows

	Three Months Ended March 31
(US dollars in thousands - unaudited)	2019	2018

Operating activities
Net earnings	$57,349	$68,123
Adjustments for
Depreciation and depletion	68,874	57,505
Interest expense	13,152	5,591
Equity settled stock based compensation	1,357	1,249
Performance share units	(592)	184
Income tax expense (recovery)	(110)	(485)
Loss on fair value adjustment of share purchase warrants held	-	99
Share in losses of associate	62	201
Fair value (gain) loss on convertible note receivable	(871)	1,388
Investment income recognized in net earnings	(242)	(203)
Other	428	226
Change in non-cash working capital	(7,170)	(3,075)
Cash generated from operations before income taxes and interest	$132,237	$130,803
Income taxes paid	(3,562)	(50)
Interest paid	(10,707)	(5,596)
Interest received	226	183

Cash generated from operating activities	$118,194	$125,340

Financing activities
Bank debt repaid	$(80,500)	$(107,000)
Credit facility extension fees	(1,100)	(1,200)
Share purchase options exercised	14,891	149
Lease payments	(170)	-

Cash (used for) generated from financing activities	$(66,879)	$(108,051)

Investing activities
Mineral stream interests	$(174)	$-
Early deposit mineral stream interests	-	(203)
Dividend income received	16	20
Other	(1,154)	(41)

Cash used for investing activities	$(1,312)	$(224)

Effect of exchange rate changes on cash and cash equivalents	$11	$(18)

Increase in cash and cash equivalents	$50,014	$17,047
Cash and cash equivalents, beginning of period	75,767	98,521

Cash and cash equivalents, end of period	$125,781	$115,568

Summary of Ounces Produced

	Q1 2019	Q4 2018	Q3 2018	Q2 2018	Q1 2018	Q4 2017	Q3 2017	Q2 2017

Gold ounces produced ²
Sudbury [3]	10,041	6,646	6,510	6,476	3,511	8,568	8,519	7,468
Salobo	60,846	76,995	68,648	63,949	61,513	76,153	72,980	57,514
Constancia	4,826	4,266	3,261	3,187	3,315	2,947	2,498	2,332
San Dimas [4]	10,290	10,092	10,642	5,726	-	-	-	-
Stillwater	3,137	3,472	6,376	-	-	-	-	-
Other
Minto [5]	-	1,441	2,546	2,554	2,707	3,328	6,105	6,063
777	4,445	4,248	4,124	4,982	5,645	5,478	5,114	6,259

Total Other	4,445	5,689	6,670	7,536	8,352	8,806	11,219	12,322

Total gold ounces produced	93,585	107,160	102,107	86,874	76,691	96,474	95,216	79,636

Silver ounces produced [2]
San Dimas [4]	-	-	-	607	1,606	1,324	1,043	973
Peñasquito	1,595	1,455	1,050	1,267	1,450	1,561	1,641	1,483
Antamina	1,180	1,225	1,406	1,394	1,304	1,434	1,686	1,832
Constancia	588	695	682	552	598	621	572	506
Other
Los Filos	38	29	21	33	29	48	43	42
Zinkgruvan	479	608	530	453	565	619	710	493
Yauliyacu	528	233	597	719	550	335	588	607
Stratoni	143	149	165	211	137	131	137	171
Minto [5]	-	8	25	30	35	30	43	42
Neves-Corvo	498	509	458	421	405	305	341	316
Aljustrel	470	475	514	138	-	-	-	-
Cozamin [6]	-	-	-	-	-	-	-	17
Lagunas Norte [7]	-	-	-	-	217	253	243	218
Pierina [7]	-	-	-	-	107	111	107	114
Veladero [7]	-	-	-	-	265	211	201	144
777	95	113	136	152	146	146	145	138
Total Other	2,251	2,124	2,446	2,157	2,456	2,189	2,558	2,302
Total silver ounces produced	5,614	5,499	5,584	5,977	7,414	7,129	7,500	7,096

Palladium ounces produced ²
Stillwater	4,729	5,869	8,817	-	-	-	-	-

GEOs produced [8]	165,819	177,808	178,126	162,522	170,203	189,909	194,019	176,786
SEOs produced [8]	13,888	15,009	14,394	12,840	13,495	14,491	14,728	12,913

Gold / Silver Ratio [8]	83.8	84.4	80.8	79.0	79.3	76.3	75.9	73.0
Palladium / Silver Ratio [8]	92.1	79.1	63.4	59.2	61.8	59.3	53.5	47.7
Gold / Palladium Ratio [8]	0.9	1.1	1.3	1.3	1.3	1.3	1.4	1.5

Average payable rate [2]
Gold	95.6%	95.5%	95.2%	94.7%	94.4%	94.8%	94.8%	94.5%
Silver	82.9%	83.1%	83.5%	86.8%	89.7%	90.1%	90.0%	91.0%
Palladium	98.5%	96.4%	94.6%	n.a.	n.a.	n.a.	n.a.	n.a.

1)	All figures in thousands except gold and palladium ounces produced.
2)

Ounces produced represent the quantity of gold, silver and palladium contained in concentrate or doré prior to smelting or refining deductions. Production figures and average payable rates are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton and Totten gold interests. The Stobie gold interest was placed into care and maintenance as of May 2017.
4)

Pursuant to the San Dimas SPA with Primero, the Company acquired 100% of the payable silver produced at San Dimas up to 6 million ounces annually, and 50% of any excess for the life of the mine. The San Dimas SPA was terminated on May 10, 2018 and concurrently the Company entered into the new San Dimas PMPA.

5)	The Minto mine was placed into care and maintenance in October 2018.
6)	The Cozamin precious metal purchase agreement expired on April 4, 2017.
7)	In accordance with the Pascua-Lama precious metal purchase agreement, all deliveries from Lagunas Norte, Pierina and Veladero ceased effective March 31, 2018.
8)

GEOs and SEOs are provided to assist the reader. GEOs are calculated by converting silver to a gold equivalent by using the ratio of the average price of gold to the average price of silver and by converting palladium to a gold equivalent by using the average price of gold to the average price of palladium. SEOs are calculated by converting gold to a silver equivalent by using the ratio of the average price of gold to the average price of silver and by converting palladium to a silver equivalent by using the average price of palladium to the average price of silver. Average prices are as per the LBMA during the period.

Summary of Ounces Sold

	Q1 2019	Q4 2018	Q3 2018	Q2 2018	Q1 2018	Q4 2017	Q3 2017	Q2 2017

Gold ounces sold
Sudbury [2]	4,061	4,864	2,560	4,400	5,186	12,059	3,237	5,822
Salobo	84,160	75,351	65,139	70,734	54,645	71,683	67,198	50,478
Constancia	5,512	3,645	2,980	2,172	3,247	1,965	2,206	2,356
San Dimas [3]	11,510	8,453	9,771	3,738	-	-	-	-
Stillwater	2,856	3,473	2,075	-	-	-	-	-
Other
Minto [4]	3,307	2,674	796	2,284	1,763	2,020	4,603	6,988
777	3,614	4,353	5,921	3,812	5,132	6,568	5,304	6,321

Total Other	6,921	7,027	6,717	6,096	6,895	8,588	9,907	13,309

Total gold ounces sold	115,020	102,813	89,242	87,140	69,973	94,295	82,548	71,965

Silver ounces sold
San Dimas [3]	-	-	-	1,070	1,372	1,299	962	845
Peñasquito	1,164	901	1,241	1,547	1,227	1,537	1,109	1,639
Antamina	1,255	1,300	1,333	1,422	1,413	1,769	1,537	1,453
Constancia	735	629	567	410	574	491	491	559
Other
Los Filos	38	15	27	35	52	16	43	42
Zinkgruvan	232	543	326	297	391	597	305	398
Yauliyacu	15	317	697	521	360	642	364	423
Stratoni	80	78	125	171	148	110	84	123
Minto [4]	30	22	-	28	(1)	34	43	39
Cozamin [5]	-	-	-	-	-	-	23	125
Neves-Corvo	265	240	234	178	169	119	117	114
Aljustrel	381	226	302	-	-	-	-	-
Lagunas Norte [6]	-	-	1	65	236	237	242	204
Pierina [6]	-	-	-	54	88	106	102	136
Veladero [6]	-	-	2	104	161	211	201	144
777	99	129	163	70	153	124	135	125

Total Other	1,140	1,570	1,877	1,523	1,757	2,196	1,659	1,873

Total silver ounces sold	4,294	4,400	5,018	5,972	6,343	7,292	5,758	6,369

Palladium ounces sold
Stillwater	5,189	5,049	3,668	-	-	-	-	-

GEOs sold [7]	171,992	159,667	154,222	162,715	149,987	189,882	158,401	159,161
SEOs sold [7]	14,405	13,478	12,462	12,855	11,892	14,488	12,024	11,625

Cumulative payable gold ounces PBND [8]	51,515	77,074	77,588	70,259	75,153	72,707	75,862	67,827

Cumulative payable silver ounces PBND [8]	3,544	3,184	3,015	3,375	4,126	3,828	4,661	3,662

Cumulative payable palladium ounces PBND [8]	4,754	5,282	4,671	-	-	-	-	-

Gold / Silver Ratio [7]	83.8	84.4	80.8	79.0	79.3	76.3	75.9	73.0
Palladium / Silver Ratio [7]	92.1	79.1	63.4	59.2	61.8	59.3	53.5	47.7
Gold / Palladium Ratio [7]	0.9	1.1	1.3	1.3	1.3	1.3	1.4	1.5

1)	All figures in thousands except gold and palladium ounces sold.
2)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton and Totten gold interests. The Stobie gold interest was placed into care and maintenance as of May 2017.
3)

Pursuant to the San Dimas SPA with Primero, the Company acquired 100% of the payable silver produced at San Dimas up to 6 million ounces annually, and 50% of any excess for the life of the mine. The San Dimas SPA was terminated on May 10, 2018 and concurrently the Company entered into the new San Dimas PMPA.

4)	The Minto mine was placed into care and maintenance in October 2018.
5)	The Cozamin precious metal purchase agreement expired on April 4, 2017.
6)	In accordance with the Pascua-Lama precious metal purchase agreement, all deliveries from Lagunas Norte, Pierina and Veladero ceased effective March 31, 2018.
7)

GEOs and SEOs are provided to assist the reader. GEOs are calculated by converting silver to a gold equivalent by using the ratio of the average price of gold to the average price of silver and by converting palladium to a gold equivalent by using the average price of gold to the average price of palladium. SEOs are calculated by converting gold to a silver equivalent by using the ratio of the average price of gold to the average price of silver and by converting palladium to a silver equivalent by using the average price of palladium to the average price of silver. Average prices are as per the LBMA during the period.

8)

Payable gold, silver and palladium ounces produced but not yet delivered (“PBND”) are based on management estimates. These figures may be updated in future periods as additional information is received.

Results of Operations

The operating results of the Company’s reportable operating segments are summarized in the tables and commentary below.

Three Months Ended March 31, 2019
	Ounces Produced²	Ounces Sold	Average Realized Price ($’s Per Ounce)		Average Cash Cost ($’s Per Ounce)[3]		Average Depletion ($’s Per Ounce)		Sales	Net Earnings	Cash Flow From Operations	Total Assets
Gold
Sudbury [4]	10,041	4,061		$1,297		$400		$819	$5,267	$315	$3,642	$363,136
Salobo	60,846	84,160		1,308		404		383	110,070	43,822	76,070	2,673,812
Constancia	4,826	5,512		1,311		400		361	7,227	3,031	5,135	115,556
San Dimas	10,290	11,510		1,314		600		310	15,130	4,661	8,224	204,632
Stillwater	3,137	2,856		1,303		234		519	3,721	1,570	3,052	234,946
Other [5]	4,445	6,921		1,298		372		241	8,984	4,739	6,733	19,691
	93,585	115,020		$1,308		$417		$385	$150,399	$58,138	$102,856	$3,611,773
Silver
Peñasquito	1,595	1,164		$15.72		$4.21		$3.06	$18,301	$9,835	$13,401	$385,156
Antamina	1,180	1,255		15.63		3.10		8.73	19,614	4,770	15,580	699,120
Constancia	588	735		15.48		5.90		7.50	11,372	1,528	7,684	240,721
Other [6]	2,251	1,140		15.68		5.96		1.43	17,875	9,450	10,805	501,012
	5,614	4,294		$15.64		$4.64		$5.05	$67,162	$25,583	$47,470	$1,826,009
Palladium
Stillwater	4,729	5,189		$1,443		$254		$470	$7,488	$3,733	$6,171	$257,250
Cobalt
Voisey’s Bay	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$393,422
Operating results									$225,049	$87,454	$156,497	$6,088,454
Other
General and administrative										$(16,535)	$(24,700)
Finance costs										(13,946)	(11,246)
Other										266	1,205
Income tax recovery										110	(3,562)
Total Other										$(30,105)	$(38,303)	$390,246
										$57,349	$118,194	$6,478,700

1)	All figures in thousands except gold and palladium ounces produced and sold and per ounce amounts.
2)

Ounces produced represent the quantity of gold, silver and palladium contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests, the non-operating Stobie and Victor gold interests.
5)	Comprised of the operating 777 gold interest in addition to the non-operating Rosemont and Minto gold interests. The Minto mine was placed into care and maintenance in October 2018.
6)

Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Neves-Corvo, Aljustrel and 777 silver interests as well as the non-operating Keno Hill, Minto, Loma de La Plata, Pascua-Lama and Rosemont silver interests. The Minto mine was placed into care and maintenance in October 2018.

On a gold equivalent and silver equivalent basis, results for the Company for the three months ended March 31, 2019 were as follows:

Three Months Ended March 31, 2019

	Ounces Produced [1,2]	Ounces Sold [2]	Average Realized Price ($’s Per Ounce)	Average Cash Cost ($’s Per Ounce) [3]	Cash Operating Margin ($’s Per Ounce) [4]	Average Depletion ($’s Per Ounce)	Gross Margin ($’s Per Ounce)
Gold equivalent basis	165,819	171,992	$ 1,308	$ 402	$ 906	$ 398	$ 508
Silver equivalent basis	13,888	14,405	$ 15.62	$ 4.80	$ 10.82	$ 4.75	$ 6.07

1)

Ounces produced represent the quantity of gold, silver and palladium contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Silver ounces produced and sold in thousands.
3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	Refer to discussion on non-IFRS measure (iv) at the end of this press release.

Three Months Ended March 31, 2018

	Ounces Produced²	Ounces Sold	Average Realized Price ($’s Per Ounce)	Average Cash Cost ($’s Per Ounce)[3]	Average Depletion ($’s Per Ounce)	Sales	Net Earnings	Cash Flow From Operations	Total Assets

Gold
Sudbury [4]	3,511	5,186	$1,331	$400	$795	$6,901	$702	$4,949	$375,864
Salobo	61,513	54,645	1,333	400	386	72,835	29,875	50,977	2,787,630
Constancia	3,315	3,247	1,328	400	374	4,311	1,798	3,012	120,837
Other [5]	8,352	6,895	1,311	389	405	9,039	3,564	5,150	29,025
	76,691	69,973	$1,330	$399	$418	$93,086	$35,939	$64,088	$3,313,356

Silver
San Dimas [6]	1,606	1,372	$16.71	$4.32	$1.46	$22,921	$14,986	$16,994	$132,853
Peñasquito	1,450	1,227	16.81	4.17	2.96	20,620	11,878	15,504	399,624
Antamina	1,304	1,413	16.82	3.41	8.70	23,771	6,660	18,951	745,348
Constancia	598	574	16.68	5.90	7.14	9,579	2,087	6,190	257,700
Other [7]	2,456	1,757	16.65	5.26	3.42	29,275	14,023	20,023	517,131
	7,414	6,343	$16.73	$4.49	$4.42	$106,166	$49,634	$77,662	$2,052,656

Operating results						$199,252	$85,573	$141,750	$5,366,012

Other
General and administrative							$(9,757)	$(9,818)
Finance costs							(7,107)	(6,536)
Other							(1,071)	(6)
Income tax recovery							485	(50)
Total other							$(17,450)	$(16,410)	$271,715

							$68,123	$125,340	$5,637,727

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)

Ounces produced represent the quantity of gold and silver contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests, the non-operating Stobie and Victor gold interests.
5)	Comprised of the operating Minto and 777 gold interests in addition to the non-operating Rosemont gold interest. The Minto mine was placed into care and maintenance in October 2018.
6)

Pursuant to the San Dimas SPA with Primero, the Company acquired 100% of the payable silver produced at San Dimas up to 6 million ounces annually, and 50% of any excess for the life of the mine. On May 10, 2018, the Company terminated the San Dimas SPA and concurrently entered into the new San Dimas PMPA.

7)

Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Minto, Neves-Corvo, Lagunas Norte, Pierina, Veladero and 777 silver interests as well as the non-operating Keno Hill, Aljustrel, Loma de La Plata, Pascua-Lama and Rosemont silver interests. In accordance with the Pascua-Lama PMPA, all deliveries from Lagunas Norte, Pierina and Veladero ceased effective March 31, 2018. Additionally, the Minto mine was placed into care and maintenance in October 2018.

On a gold equivalent and silver equivalent basis, results for the Company for the three months ended March 31, 2018 were as follows:

Three Months Ended March 31, 2018

	Ounces Produced [1,2]	Ounces Sold [2]	Average Realized Price ($’s Per Ounce)	Average Cash Cost ($’s Per Ounce) [3]	Cash Operating Margin ($’s Per Ounce) [4]	Average Depletion ($’s Per Ounce)	Gross Margin ($’s Per Ounce)
Gold equivalent basis	170,203	149,987	$ 1,328	$ 376	$ 952	$ 382	$ 570

Silver equivalent basis	13,495	11,892	$ 16.75	$ 4.74	$ 12.01	$ 4.82	$ 7.19

1)

Ounces produced represent the quantity of gold and silver contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Silver ounces produced and sold in thousands.
3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	Refer to discussion on non-IFRS measure (iv) at the end of this press release.

Non-IFRS Measures

Wheaton Precious Metals has included, throughout this document, certain non-IFRS performance measures, including (i) adjusted net earnings and adjusted net earnings per share; (ii) operating cash flow per share (basic and diluted); (iii) average cash costs of gold, silver and palladium on a per ounce basis and; (iv) cash operating margin.

i.

Adjusted net earnings and adjusted net earnings per share are calculated by removing the effects of the non-cash impairment charges, non-cash fair value (gains) losses, non-cash share of losses of associates and other one-time (income) expenses. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance.

The following table provides a reconciliation of adjusted net earnings and adjusted net earnings per share (basic and diluted).

	Three Months Ended March 31
(in thousands, except for per share amounts)	2019	2018

Net earnings	$57,349	$68,123

Add back (deduct):
Share in losses of associate	62	201
Loss on fair value adjustment of share purchase warrants held	-	99
(Gain) loss on fair value adjustment of Kutcho Convertible Note	(871)	1,388
Fees for contract amendments and reconciliations	-	(248)

Adjusted net earnings	$56,540	$69,563

Divided by:
Basic weighted average number of shares outstanding	444,389	442,728
Diluted weighted average number of shares outstanding	445,121	443,181

Equals:
Adjusted earnings per share - basic	$0.13	$0.16
Adjusted earnings per share - diluted	$0.13	$0.16

ii.

Operating cash flow per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted). The Company presents operating cash flow per share as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis.

The following table provides a reconciliation of operating cash flow per share (basic and diluted).

	Three Months Ended March 31

(in thousands, except for per share amounts)	2019	2018

Cash generated by operating activities	$118,194	$125,340

Divided by:
Basic weighted average number of shares outstanding	444,389	442,728
Diluted weighted average number of shares outstanding	445,121	443,181

Equals:
Operating cash flow per share - basic	$0.27	$0.28
Operating cash flow per share - diluted	$0.27	$0.28

iii.

Average cash cost of gold, silver and palladium on a per ounce basis is calculated by dividing the total cost of sales, less depletion, by the ounces sold. In the precious metal mining industry, this is a common performance measure but does not have any standardized meaning. In addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.

The following table provides a reconciliation of average cash cost of gold, silver and palladium on a per ounce basis.

	Three Months Ended March 31

(in thousands, except for gold and palladium ounces sold and per ounce amounts)	2019	2018

Cost of sales	$137,595		$113,679
Less: depletion	(68,381)		(57,265)

Cash cost of sales	$69,214		$56,414

Cash cost of sales is comprised of:
Total cash cost of gold sold	$47,982		$27,914
Total cash cost of silver sold	19,915		28,500
Total cash cost of palladium sold	1,317		-

Total cash cost of sales	$69,214		$56,414

Divided by:
Total gold ounces sold	115,020		69,973
Total silver ounces sold	4,294		6,343
Total palladium ounces sold	5,189		-

Equals:
Average cash cost of gold (per ounce)	$417		$399
Average cash cost of silver (per ounce)	$4.64		$4.49
Average cash cost of palladium (per ounce)	$254	$	n.a.

iv.

Cash operating margin is calculated by subtracting the average cash cost of gold, silver and palladium on a per ounce basis from the average realized selling price of gold, silver and palladium on a per ounce basis. The Company presents cash operating margin as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis as well as to evaluate the Company’s ability to generate cash flow.

The following table provides a reconciliation of cash operating margin.

	Three Months Ended March 31

(in thousands, except for gold and palladium ounces sold and per ounce amounts)	2019	2018
Total sales:
Gold	$150,399		$93,086
Silver	$67,162		$106,166
Palladium	$7,488		$-
Divided by:
Total gold ounces sold	115,020		69,973
Total silver ounces sold	4,294		6,343
Total palladium ounces sold	5,189		-
Equals:
Average realized price of gold (per ounce)	$1,308		$1,330
Average realized price of silver (per ounce)	$15.64		$16.73
Average realized price of palladium (per ounce)	$1,443	$	n.a.
Less:
Average cash cost of gold [1] (per ounce)	$(417)		$(399)
Average cash cost of silver [1] (per ounce)	$(4.64)		$(4.49)
Average cash cost of palladium [1] (per ounce)	$(254)	$	n.a.
Equals:
Cash operating margin per gold ounce sold	$891		$931
As a percentage of realized price of gold	68%		70%
Cash operating margin per silver ounce sold	$11.00		$12.24
As a percentage of realized price of silver	70%		73%
Cash operating margin per palladium ounce sold	$1,189	$	n.a.
As a percentage of realized price of palladium	82%		n.a.

1) Please refer to non-IFRS measure (iii), above.

These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For more detailed information, please refer to Wheaton Precious Metals’ MD&A available on the Company’s website at www.wheatonpm.com and posted on SEDAR at www.sedar.com.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to:

•	estimated future production as a result of the Salobo Expansion;
•

the construction timeline, including completion, of the mine expansion, including the underground mines, at Voisey’s Bay by Vale and the commencement and timing of delivery of cobalt by Vale under the Voisey’s Bay cobalt purchase agreement;

•	the commencement of production at the Rosemont project;
•	the impact of the suspension of operations at the Peñasquito mine

•

the effect of the Servicio de Administración Tributaria (“SAT”) legal claim on the business, financial condition, results of operations and cash flows for 2010-2014 and 2015-2019 in respect of the San Dimas mine;

•	the proposed recovery of lost production over the remainder of the year by Sibanye-Stillwater in respect of the Stillwater mines;
•	the repayment of the Kutcho convertible note;
•	the ability of Barrick to advance the Pascua-Lama project (as defined herein);
•	the development and commencement of mining of the Pampacancha deposit at the Constancia mine;
•	proposed improvements at mining operations, including the San Dimas mine;
•	future payments by the Company in accordance with precious metal purchase agreements, including any acceleration of payments, estimated throughput and exploration potential;
•	projected increases to Wheaton’s production and cash flow profile;
•

the expansion and exploration potential at the Salobo and Peñasquito mines, including Newmont Goldcorp’s expected future improvements focused on increasing mill throughput and improving plant reliability at the Peñasquito mine;

•	projected changes to Wheaton’s production mix;
•	anticipated increases in total throughput;
•	the estimated future production (including increases in production, estimated grades and recoveries);
•	the future price of commodities;
•	the estimation of mineral reserves and mineral resources;
•	the realization of mineral reserve estimates;
•	the timing and amount of estimated future production (including 2019 and average attributable annual production over the next five years);
•	the costs of future production;
•	reserve determination;
•	estimated reserve conversion rates and produced but not yet delivered ounces;
•	any statements as to future dividends, the ability to fund outstanding commitments and the ability to continue to acquire accretive precious metal stream interests;
•	confidence in the Company’s business structure;
•	the Company’s estimation of the cash taxes payable in respect of the 2005 to 2010 taxation years as a result of the CRA Settlement;
•	the Company’s assessment of the impact of the CRA Settlement for years subsequent to 2010;
•	possible audits for taxation years subsequent to 2015;
•	the Company’s intention to file future tax returns in a manner consistent with the CRA Settlement; and
•	assessments of the impact and resolution of various legal and tax matters, including but not limited to outstanding class actions.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “projects”, “intends”, “anticipates” or “does not anticipate”, or “believes”, “potential”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:

•	Vale is unable to produce the estimated future production in connection with the Salobo Expansion;
•

Vale does not meet the construction timeline, including anticipated completion, of the mine expansion, including the underground mines, at Voisey’s Bay or Vale is unable to commence, or the timing of delivery of cobalt by Vale is delayed or deferred under the Voisey’s Bay cobalt purchase agreement;

•

Wheaton is unable to sell its cobalt production delivered under the Voisey’s Bay cobalt purchase agreement at acceptable prices or at all or there is a decrease in demand for cobalt, the decrease in uses for cobalt or the discovery of new supplies of cobalt, any or all of which could result in a decrease to the price of cobalt or a decrease in the ability to sell cobalt;

•	Newmont Goldcorp is required to continue suspending operations at the Peñasquito mine because it is unable to resolve the illegal blockade in a safe, fair or timely manner;
•

First Majestic being able to defend the validity of the 2012 APA, is unable to pay taxes in Mexico based on realized silver prices or the SAT proceedings or actions otherwise having an adverse impact on the business, financial condition or results of operation in respect of the San Dimas mine;

•	Sibanye-Stillwater is unable to recover lost production over the remainder of the year in respect of the Stillwater mines;
•	Kutcho not being able to make payments under the Kutcho Convertible Note;

•	Hudbay will not commence development and /or mining of the Pampacancha deposit at the Constancia mine;
•	proposed improvements at mining operations, including the San Dimas mine, will not be achieved;
•	that each party does not satisfy its obligations in accordance with the terms of the precious metal purchase agreements;
•

risks related to the satisfaction of each party’s obligations in accordance with the terms of the Company’s precious metal purchase agreements, including the ability of the companies with which the Company has precious metal purchase agreements to perform their obligations under those precious metal purchase agreements in the event of a material adverse effect on the results of operations, financial condition, cash flows or business of such companies, any acceleration of payments, estimated throughput and exploration potential;

•	fluctuations in the price of commodities;
•

risks related to the mining operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, environmental, economic and political risks of the jurisdictions in which the mining operations are located, and changes in project parameters as plans continue to be refined;

•

absence of control over the mining operations and having to rely on the accuracy of the public disclosure and other information Wheaton receives from the owners and operators of the mining operations as the basis for its analyses, forecasts and assessments relating to its own business;

•	differences in the interpretation or application of tax laws and regulations or accounting policies and rules;
•

Wheaton’s interpretation of, or compliance with, tax laws and regulations or accounting policies and rules, being found to be incorrect or the tax impact to the Company’s business operations being materially different than currently contemplated;

•	any challenge by the CRA of the Company’s tax filings being successful and the potential negative impact to the Company’s previous and future tax filings;
•	any reassessment of the Company’s tax filings and the continuation or timing of any such process being outside the Company’s control;
•	any requirement to pay reassessed tax, and the amount of any tax, interest and penalties that may be payable changing due to currency fluctuations;
•

risks in estimating cash taxes payable in respect of the 2005 to 2010 taxation years and assessing the impact of the CRA Settlement for years subsequent to 2010, including whether there will be any material change in the Company’s facts or change in law or jurisprudence;

•	credit and liquidity risks;
•	indebtedness and guarantees risks;
•	mine operator concentration risks;
•	hedging risk;
•	competition in the streaming industry;
•	risks related to Wheaton’s acquisition strategy;
•	risks related to the market price of the common shares of Wheaton (the “Common Shares”);
•	equity price risks related to Wheaton’s holding of long-term investments in other companies;
•	risks related to interest rates;
•	risks related to the declaration, timing and payment of dividends;
•	the ability of Wheaton and the mining operations to retain key management employees or procure the services of skilled and experienced personnel;
•	litigation risk associated with outstanding legal matters;
•	risks related to claims and legal proceedings against Wheaton or the mining operations;
•	risks relating to activist shareholders;
•	risks relating to reputational damage;
•	risks relating to unknown defects and impairments;
•	risks relating to security over underlying assets;
•	risks related to ensuring the security and safety of information systems, including cyber security risks;
•	risks related to the adequacy of internal control over financial reporting;
•	risks related to fluctuations in commodity prices of metals produced from the mining operations other than precious metals or cobalt;
•	risks related to governmental regulations;
•	risks related to international operations of Wheaton and the mining operations;
•	risks relating to exploration, development and operations at the mining operations;
•	risks related to environmental regulations and climate change;
•	the ability of Wheaton and the mining operations to obtain and maintain necessary licenses, permits, approvals and rulings;
•	the ability of Wheaton and the mining operations to comply with applicable laws, regulations and permitting requirements;

•	lack of suitable infrastructure and employees to support the mining operations;
•	uncertainty in the accuracy of mineral reserve and mineral resource estimates;
•	inability to replace and expand mineral reserves;
•

risks relating to production estimates from mining operations, including anticipated timing of the commencement of production by certain mining operations (including increases in production, estimated grades and recoveries);

•	uncertainties related to title and indigenous rights with respect to the mineral properties of the mining operations;
•	the ability of Wheaton and the mining operations to obtain adequate financing;
•	the ability of the mining operations to complete permitting, construction, development and expansion;
•	challenges related to global financial conditions;
•	risks relating to future sales or the issuance of equity securities; and
•

other risks discussed in the section entitled “Description of the Business – Risk Factors” in Wheaton’s Annual Information Form available on SEDAR at www.sedar.com, and in Wheaton’s Form 40-F for the year ended December 31, 2018 and Form 6-K filed March 20, 2019 both on file with the U.S. Securities and Exchange Commission in Washington, D.C. (the “Disclosure”).

Forward-looking statements are based on assumptions management currently believes to be reasonable, including but not limited to:

•	Vale is able to produce the estimated future production as a result of the Salobo Expansion;
•

Vale is able to meet the construction timeline, including anticipated completion, of the mine expansion, including the underground mines, at Voisey’s Bay and Vale is able to commence and meet its timing for delivery of cobalt under the Voisey’s Bay cobalt purchase agreement;

•

Wheaton is able to sell cobalt production delivered under the Voisey’s Bay cobalt purchase agreement at acceptable prices and the demand and uses for cobalt will not significantly decrease and the supply of cobalt will not significantly increase;

•	that Newmont Goldcorp will be able to resolve the illegal blockade at the Peñasquito mine and resume operations;
•	that Sibanye-Stillwater is able to recover lost production over the remainder of the year in respect of the Stillwater mines;
•	that Kutcho will make all required payments and not be in default under the Kutcho Convertible Note;
•	Hudbay will commence development and /or mining of the Pampacancha deposit at the Constancia mine or will deliver a delay payment in accordance with the precious metals purchase agreement;
•	proposed improvements at mining operations, including the San Dimas mine, will be achieved;
•	that Wheaton will be able to terminate the Pascua-Lama precious metal purchase agreement in accordance with its terms;
•	that each party will satisfy their obligations in accordance with the precious metal purchase agreements;
•	that there will be no material adverse change in the market price of commodities;
•	that the mining operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates;
•	that Wheaton will continue to be able to fund or obtain funding for outstanding commitments;
•	that Wheaton will be able to source and obtain accretive precious metal stream interests;
•	expectations regarding the resolution of legal and tax matters, including the ongoing class action litigation and CRA audits involving the Company;
•	that Wheaton will be successful in challenging any reassessment by the CRA;
•	that Wheaton has properly considered the application of Canadian tax law to its structure and operations;
•	that Wheaton has filed its tax returns and paid applicable taxes in compliance with Canadian tax law;
•	that Wheaton’s ability to enter into new precious metal purchase agreements will not be impacted by any CRA reassessment;
•	expectations and assumptions concerning prevailing tax laws and the potential amount that could be reassessed as additional tax, penalties and interest by the CRA;
•

that Wheaton’s estimation of cash taxes payable in respect of the 2005 to 2010 taxation years as a result of the CRA Settlement and the Company’s assessment of the impact of the CRA Settlement for years subsequent to 2010 are accurate, including the Company’s assessment that there will be no material change in the Company’s facts or change in law or jurisprudence for years subsequent to 2010;

•	the estimate of the recoverable amount for any precious metal purchase agreement with an indicator of impairment; and
•	such other assumptions and factors as set out in the Disclosure.

Although Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Wheaton. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing investors with information to assist them in understanding Wheaton’s expected financial and operational performance and may not be appropriate for other purposes. Any forward looking statement speaks only as of the date on which it is made. Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

Cautionary Language Regarding Reserves And Resources

For further information on Mineral Reserves and Mineral Resources and on Wheaton more generally, readers should refer to Wheaton’s Annual Information Form for the year ended December 31, 2017 and other continuous disclosure documents filed by Wheaton since January 1, 2018, available on SEDAR at www.sedar.com. Wheaton’s Mineral Reserves and Mineral Resources are subject to the qualifications and notes set forth therein. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: The information contained herein has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). These definitions differ from the definitions in Industry Guide 7 (“SEC Industry Guide 7”) under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”). Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Also, under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. Accordingly, information contained herein that describes Wheaton’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. United States investors are urged to consider closely the disclosure in Wheaton’s Form 40-F, a copy of which may be obtained from Wheaton or from http://www.sec.gov/edgar.shtml.

In accordance with the Company’s MD&A and financial statements, reference to the Company includes the Company’s wholly owned subsidiaries.

For further information, please contact:

Patrick Drouin

Senior Vice President, Investor Relations

Wheaton Precious Metals Corp.

Tel: 1-844-288-9878

Email: info@wheatonpm.com

Website: www.wheatonpm.com